Quaesitus

Software | Technology | Main Street | Artificial Intelligence | Operations

A.I powered platform to recruit, develop and manage the Digital Workforce.

QUAESITUS.NET DALLAS TEXAS


Quaesītus



We all have experienced the frustration of job search, mismatch of skills and roles, inefficiencies of onboarding, the struggles of career development, lack of training and disengagement due to all of the above. Current systems do not provide any solutions. This is why we develop Quaesitus: a holistic platform that addresses all of this, and more.

Luis Vale Founder / Chief Executive Officer @ Quaesitus

Why you may want to support us...

1. Uses A.I to remove biases and inefficiencies from the recruitment / review process
2. 😸Companion app for the Digital Nomad that merges Job search, Gig work & remote work spots.
3. Integrated job search engine that caters to all work styles, including the new Gig/Freelance jobs
4. ♂Developed a multi-directional career mapping tool using proprietary modeling technology
5. Incorporates a Chat/Collaboration platform that uses AI to foster knowledge- sharing & transfer
6. Unique remote & virtual work platform with professional forums and information sharing communities
7. $680B (TAM) has potential to generate $50M revenue per year by 5th year with <1% of the market

Why investors ❤ us

WE'VE RAISED $35,450 SINCE OUR FOUNDING



I have seen Luis & Angela take projects and organizations from underperforming to excellence. They have a natural ability to merge technology with the right business model for success. They have not only the right skills but also a deep understanding of what is needed today on the sector that Quaesitus will service. Quaesitus is the equivalent of Office 365 for talent management, and is the right time to put it on the market. I can't wait for this venture to go on high gear.

Jose Hernandez

Investing to stay on Retirement.



I have known and worked with Angela since 2009 and have the greatest admiration for her grit and determination. I have seen her succeed across multiple sectors and truly believe in her ability. When Angela puts her mind to something, it happens.

Russell Butler

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Luis Vale

Founder / Chief Executive Officer

Executive with 25+ years of experience leading successful organizations. Develop and use of software systems and other technologies to create high performing operations in various industries around the World. Believe everyone can reinvent themselves.



Roger Alexander

Business Development Manager

Roger brings extensive experience using digital platforms to optimize the customer experience and developing customer relationships and satisfaction. He has a background in designing big data predictive analytics models.



Florian Gaspar

Platform Content Development Manager

Over 15 years of experience in the conception and implementation of various innovative and global training concepts for multiple industries. He has been the lead model developer for various top business simulation engines in the industry.



Angelika Stoschka

International Corporate Law Advisor

Specialized in international business law and member of Austria Federal Ministry of European & International Affairs. Her project management and government experience make her an asset for all legal contractual aspects of our organization.



Angela Vale-Feigl

Founder / Board Member

Award-winning senior learning and development expert in the design of skill development, organizational transformation and high impact learning programs. Over 20+ years of experience across countries, cultures and industries.

Downloads

[Quaesitus - Pitch Deck WeFunder 2020.pdf]
[A look into Quaesitus-WEFunder 2020.pdf]

It's Time for Change.

The Story of Quaesitus

The idea for **Quaesitus** was born out of our own personal stories and experiences. We have been on both sides of the equation - as employees and employers - and we have experienced everything: from the frustration and anguish of job search, the costs of a mismatch of skills and roles, inefficiencies of onboarding, the struggles of career development, unfair bias-ridden processes, lack of training and communication, as well as the risks and costs to the organization related to turnover, poor performance or disengagement due to all of the above.

Not only did we feel that the approach to hiring, onboarding, and knowledge sharing needed to change, but we also realized that there was no tool out there to help organizations tackle talent management holistically. So we asked ourselves: how can we help bridge the gap and find a balance between what organizations need and giving people opportunities to grow?


The Agile Executive

We started by brainstorming the problem with colleagues and a network of professionals, covering all the aspects and stages of career-long learning and development: from finding work in alignment with a specific skill to leveraging the talent that each organization already has.



Once we established what we defined as the ideal set of tools an organization needs to tackle these aspects, we looked for what was already available. And although we found quite a lot of tools available for organizations, some of them highly (if not too!) specialized, they were all segmented into a few areas of career development, tackling one or two aspects each, but entirely disconnected and extremely expensive for the value delivered.


Learning
Performance Management
Payroll - Talent
Recruitment
Rewards Recognition
Engagement
Well Being
Mid-Market SMB

What we did not find was a solution that provides a holistic “All In One” approach to talent development in a cost-effective way.

We also were unable to find a solution that puts humans at the center of technology design. Performance and success needs to start with individuals - and technology has to come in second to support it. If not, the technology will reinforce existing issues and not resolve anything.

We also found that we were addressing a **$680 billion market (TAM)** that is expected to continue growing at an accelerated rate, fueled even more by all the disruptions linked to Covid-19.


Learning & Development
$220 billion
32%
Recruitment & Onboarding,
$250 billion
37%
Workplace Tools &
Productivity Systems
$210 billion
31%

At this stage we realized that the reason no such solution existed is that few people have the unique combination of experiences that we do: a deep knowledge of the processes in organizations, across cultures and geographies, and a deep understanding of all the challenges that are faced by both individuals and organizations at every step of the career and talent management process.

And, last but not least, an affinity to and mastery of technology and digital processes. That is when we decided that there was only one thing left for us to do: build this solution ourselves.

We named our platform project **Quaesitus**, from the latin "quest", or "to look for something." We drafted the model for the platform and all functionalities, and partnered with **Softweb Solutions,** an Avnet company. They come with over a decade of experience, from startups to Fortune 100 companies, and are highly proficient in strategy, design, engineering solutions, and R&D services.

We have put together a development team with an extensive resume of SaaS platforms development, extended reality, deep learning & AI models to complement our skills in consulting, learning and training.



Over the past 10 months we have worked non-stop to complete the SDLC Phase 1 (planning) & 2 (requirements). We are currently working on the SDLC Phase 3 (design & prototyping). We expect to start SDLC Phase 4 by mid-November 2020. We also defined an ambitious marketing and sales approach, including launching the platform in several languages, and have secured the trademark for Quaesitus both in the US as well as in Europe. The functionalities, tools and simple user interface design have received very positive feedback from prospects and current clients.


Jobs
Companies
Login
Register
Get Your Future Started
The easiest way to find a dream job
Search Jobs
Browse Jobs
Hiring Companies
INITECH
GLOBEX CORPORATION
ACME



Companion Apps UX/UI Design Screenshots


Monica Brown Technik Services
Project Status
Project Offers
Dingley Rd
Lever St
Radnor St
Bartholomew Square
Old St
Whitecross St
Garrett St

Quaesitus mobile companion app

Gig & contract worker business kiosk app

Gig & contract worker remote work spot finder app

Come & Invest with us, and in your future!

This is a unique opportunity for you to take part in shaping the workplace of the future and changing the relationship between employees & employers for the better.

We are looking forward to making Quaesitus available to people and organizations in 2021 and hope you will be part of our journey.


TEXAS
HARVA

To Be Continued...

Investor Q&A

– COLLAPSE ALL

What does your company do?

Quaesitus provides all the tools an organization needs to find, hire, develop and retain talent. It uses the latest technologies, including AI and Quantitative Data Analytics with a clear UI. The platform is designed to work as a digital (virtual) companion to each employee for the duration of their career. It also provides AI-based performance improvement recommendations to both the organization and each individual user, and helps analyze data for more efficiency within HR.

Where will your company be in 5 years?

In 5 years, we hope that Quaesitus is helping to transform the workplace and workforce into the interactive, engaging and empowering work community of the future. We hope to assist individuals and organizations in fostering a sense of purpose and belonging as well as a life-long learning environment. We hope that Quaesitus will become the standard go-to platform for talent mining, onboarding, management, engagement and development. These are forward-looking projections that cannot be guaranteed.

Why did you choose this idea?

We all have experienced the frustration of job search, mismatch of skills and roles, inefficiencies of onboarding, the struggles of career development, lack of training and disengagement due to all of the above. Current systems do not provide any solutions. This is why we develop Quaesitus: a holistic platform that addresses all of this, and more.

How far along are you? What's your biggest obstacle?

So far we have completed the initial platform development phases and have launched first content marketing initiatives. We have secured the trademark both in the US as well as in Europe. We are currently in the design and prototyping phase and we have started coding for the hiring and onboarding modules. Initial conversations with potential clients show that the platform generates a lot of interest and can be considered a game-changer in the market. Our biggest obstacle is to secure funding to maintain the development and release schedule, while at the same time pursuing the branding, development, and marketing initiatives that are part of our go-to-market strategy.

Who competes with you? What do you understand that they don't?

There are offerings that include some of the tools and elements that Quaesitus provides, however there is no solution that is as comprehensive as ours, nor do any of these solutions come close to the price-point we can offer. We have been working over the last 15 years with organizations of all sizes, across industries and regions, and we know first hand what challenges these organizations face, and how much they struggle due to a lack of holistic and efficient tools available. It is because we have been so close to our clients for so long that we understand what they need. And it is because of that insight that we can provide not just a service but a solution.

How will you make money?

The revenue stream will come from re-occurring license subscriptions, both from individuals as well as organizations. We also provide a large range of professional services and solutions to support customers in their transformation road map towards a more digital and efficient work community, including everything related to training, skills and competency development. This also includes support services for organization migration to Quaesitus, as well as various degrees of customization of the platform.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk is a delay to getting the platform to market. We have a full solution that few providers offer, but as we follow new developments in the market we know large players are looking for a solution over the next 18 months. Time is of the essence. We believe that the tools Quaesitus provides are perfectly aligned with what the market and customers need. This is why it is so critical for us to meet our development and go-to-market plan so we can ensure our success.